

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

Sumit Aggarwal
Chief Executive Officer
Eloxx Pharmaceuticals, Inc.
480 Arsenal Way
Watertown, MA 02472

      Re: Eloxx Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed August 20, 2021
          File No. 333-258994

Dear Mr. Aggarwal:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Peter N. Handrinos, Esq.